UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note:

On March 16, 2024, Lishui Xincai Industrial Co., Ltd. (“Xincai”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Pursuant to the agreement, Xincai would sell 100% of the shares of its wholly owned subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Bamboo Charcoal”), to the buyer for RMB 18.0 million (approximately $0.25 million). The purpose of sale was to streamline business operations and reduce operating costs of the Registrant’s subsidiaries in China. The purchase price to be paid by the buyer to Xincai reflects the aggregate value of the equity of Tantech Bamboo Charcoal including the assets of the transfered entity. Pursuant to the agreement, the buyer is required to pay the purchase price within 15 days of the signing of the agreement.

The foregoing descriptions of the share transfer agreement are summaries of certain material terms of the agreement, do not purport to be complete and are qualified in their entirety by reference to the agreement, which is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Share Transfer Agreement (English translation), dated March 16, 2024, by and between Lishui Xincai Industrial Co., Ltd. and Lishui Chida Logistics Co., Ltd.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: March 19, 2024	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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